May 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	one
Registration Statement on Form S-4
Filed April 1, 2021
File No. 333-254973

Ladies and Gentlemen:

On behalf of one, a Cayman Islands exempted company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 29, 2021 with respect to the Company’s Registration Statement on Form S-4 (“Form S-4”). This letter is being submitted together with the Company’s Amendment No. 1 to Form S-4, filed on May 14, 2021 (“Amendment No. 1”). Amendment No. 1 includes the revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Securities and Exchange Commission

May 14, 2021

Questions and Answers for Shareholders of AONE

Q: What are the U.S. federal income tax consequences of the Domestication?, page xix

1.	Staff’s comment: Revise your response to begin with a definitive statement as to whether investors are likely to experience a taxable event as a result of the Domestication. The remaining narrative can serve to explain your conclusion.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the response on page xix of Amendment No. 1.

Summary of the Proxy Statement/Prospectus

Quorum and Vote of AONE Shareholders, page 10

2.	Staff’s comment: You disclose here that the Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented, including the business combination proposal. Please clarify whether other AONE shareholders have entered into agreements to vote in favor of the proposals and, if so, disclose any such agreements. Additionally, after factoring in the shares subject to voting agreements, please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of AONE's outstanding shares voted; and (ii) only a quorum of AONE's shares are present.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages xxvi and 10 of Amendment No. 1.

BCA Proposal

Projected Financial Information, page 124

3.	Staff’s comment: You disclose in your Key Factors Affecting Operating Results on page 219 that your financial performance has largely been driven by hardware sales which is a leading indicator of likely future recurring revenue from consumables, success plans, and premium software subscriptions. However, your table in Projected Financial Information on page 125 shows a declining trend in historical revenue. Please tell us how your material assumptions provide a basis for the significant increases to the financial projection of your revenues and reasonably support such changes. In addition, please separately disclose a disaggregation of projected revenue by hardware, consumables, and services. Please disclose the quantity of hardware units sold and price changes assumptions utilized in your revenue projections. Disclose the estimated dates that new products are introduced into the projection and describe their current status. In addition, please disclose the number of estimated customers that are generating the projected recurring revenue.

Response: The Company respectfully acknowledges the Staff’s comment relating to the table in Projected Financial Information and the Company has revised the disclosure on page 129 of Amendment No. 1 to clarify that due to the effects of the COVID-19 pandemic Markforged experienced a decline in sales, shipping and installation of hardware in the first half of 2020. As a result, Markforged’s management included an estimated 2020 revenue figure in the projected financial information that was lower than actual revenues for 2019. Markforged’s management assumed that while the impact of COVID-19 would be difficult to predict, its effects on Markforged’s revenue would be temporary. Markforged’s management further assumed that revenue would increase in future periods, consistent with a recent third party market report of overall additive manufacturing market growth prepared by Wohlers.

The Company also respectfully acknowledges the Staff’s comment relating to how Markforged’s material assumptions provide a basis for the significant increases to the financial projection of Markforged’s revenues and further advises the Staff that it has revised the disclosure on pages 31, 129 and 130 of Amendment No. 1. These revisions provide additional detail about the assumptions underlying Markforged’s management’s expected growth in revenue, including the proportion of such growth from hardware, consumables and services, as well as assumptions regarding pricing changes and new product introductions. The Company respectfully submits that providing specific hardware unit figures or disaggregated revenue figures for hardware, consumables and services revenue would be misleading to investors as it would make the projections for each product or segment appear to be more certain and reliable than is appropriate. For example, while Markforged intends to grow recurring revenue streams, services currently constitute a small percentage of revenue, and there is a high level of uncertainty around how Markforged will expand its services revenue in response to customer behavior and preferences, whether any such initiatives will be successful, and the accounting treatment of future services offerings. Further, product development is inherently risky and subject to numerous changes in timelines, pricing and features. Accordingly, while Markforged management made assumptions around future product releases for purposes of preparing projections to be used in a potential transaction with a special purpose acquisition company, it would be misleading to investors to provide, and Markforged cannot state with specificity, the dates on which products will be launched and the number of units that will be sold.

The Company also respectfully acknowledges the Staff’s comment relating to disclosure of estimated customer growth and further advises the Staff that it has revised the disclosure on page 129 and 130 of the Registration Statement to remove references to customer growth as a metric on which Markforged’s management’s assumptions around future growth were based. Markforged’s management believes individual customer count does not provide a meaningful metric for investors to understand its business as a whole and could be misleading to investors since there is significant variation in revenue per customer. Some customers purchase one printer, while others purchase numerous printers and may do so on a recurring basis. Accordingly, the gain or addition of one customer does not necessarily have the same impact as that of another customer, and the number of new customers added or lost is not necessarily indicative of the resulting change in revenue.

Finally, in the interests of enhancing investors’ understanding of the nature and purpose of these projections, the Company has also added more specific cautionary language to prevent undue reliance on the projections. The Company believes that the most meaningful additional information to help investors understand the projections is to provide details around the methodology and assumptions used to prepare the projections.

4.	Staff’s comment: Please disclose any material assumptions underlying the projections for EBIT, adjusted EBITDA, and adjusted free cash flow. Refer to Item 10(b)(3)(i) of Regulation S-K. Disclose projected operating and other expenses in addition to presenting an estimated net income (loss) amount.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129 and 130 of Amendment No. 1 to include the requested additional information.

U.S. Federal Income Tax Considerations, page 164

5.	Staff’s comment: We note that you intend to structure the domestication as a reorganization within the meaning of Section 368 of the Tax Code. As a result, you intend for the domestication to be a non-taxable event for U.S. holders of AONE securities, subject to the other issues (e.g., PFIC status) that could result in a taxable event for U.S. holders of AONE securities. Revise to make clear that your conclusion as to tax treatment under Section 368 of the Tax Code is based upon your opinion of tax counsel.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the response on page 170 and 171 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 187

6.	Staff’s comment: Please present the historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 193 and 194 of Amendment No. 1.

Basis of Presentation, page 188

7.	Staff’s comment: You disclose that you are evaluating the accounting treatment of the Sponsor Earnout Shares and Markforged Earnout Shares inclusive of the Markforged Earnout RSUs and assessing if the arrangement should remain as a long-term liability or if a portion should be reclassified to equity. Please provide us with your completed analysis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 184, and 187-199 of Amendment No. 1.

In addition, the Company supplementally advises the Staff of the below accounting analysis for the Sponsor Earnout Shares and the Markforged Earnout Shares.

As part of the Business Combination, the Sponsor will continue to own the Sponsor Earnout Shares, subject to vesting requirements, and Markforged employees and nonemployee equity holders of Markforged may become entitled to the Markforged Earnout Shares. The Sponsor Earnout Shares are subject to vesting, and the Markforged Earnout Shares are required to be issued, upon the occurrence of certain stock price based triggers.

The Markforged Earnout Shares and Sponsor Earnout Shares are freestanding financial instruments. There are three units of account within the Markforged Earnout Shares, which are those issued to equity holders in respect of their Markforged common stock, those issued to employees in respect of Vested Equity Awards, and those issued to employees in respect of Unvested Equity Awards.

The Markforged Earnout Shares issuable to Markforged equityholders in respect of their Markforged common stock and Sponsor Earnout Shares meet the definition of a derivative under ASC 815. The Markforged Earnout Shares and the Sponsor Earnout Shares are each initially recognized as a derivative liability at fair value, with an offset to APIC. Both Earnouts are remeasured at each reporting period to their fair value. Changes in the derivative liability fair value will be recognized as income or expense. In the event Earnouts vest, the liability will be reclassified to equity. If the Earnouts do not vest, the liability will be reduced to zero.

The Earnout Shares (and/or RSUs) issuable to eligible Markforged employees in respect of equity awards are in scope of ASC 718, as they reflect transactions in which Markforged acquires employee services by offering to issue its shares, the amount of which is based in part on the Company’s share price. All of the grant-date criteria under ASC 718 are met as of the merger effective date. Compensation cost for the Markforged Earnout Shares that are fully vested at the grant date will be a one-time charge for the grant date fair value at the grant date. Compensation cost for the Markforged Earnout RSUs that are unvested at the grant will be recognized over the requisite service period.

Information about Markforged Customers, page 213

8.	Staff’s comment: You disclose that you have "over 10,000 end users" and note that no "end-user customer" comprises more than 10% of your business. Please revise to provide your definition of end user and clarify whether any group end users under common control comprises more than 10% of your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 220 and 221 of Amendment No. 1.

9.	Staff’s comment: You identify certain customers by vertical. Please revise to clarify the significance of these customers to the company and the criteria used to select these customers for use in your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 221 of Amendment No. 1.

Legal Proceedings, page 217

10.	Staff’s comment: You state that you are from time to time subject to various claims, lawsuits and other proceedings and note that the ultimate outcome or actual cost of settlement may materially vary from estimates. Please revise to clarify whether you are currently subject to any material pending legal proceedings.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 224 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Markforged, page 218

11.	Staff’s comment: Consider revising your MD&A to provide a discussion of revenue by type. While we note that you provide a disaggregation of revenue by type on page F-33, to the extent material, provide a discussion of revenue by type and the reasons for year-over-year changes in these different revenue categories in your MD&A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 230 of Amendment No. 1 to include a discussion, where material, of revenue by type and year-over year changes.

Key Factors Affecting Operating Results, page 219

12.	Staff’s comment: You disclose that your global marketing team drives new customer acquisition, retention, and expansion of existing customers. Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to renewal or retention rates and the number of new and existing customers at the end of each period presented. To the extent material, discuss any known trends related to these measures. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the key metrics disclosed in Amendment No. 1 under the section “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Markforged” are the key metrics that would be material and meaningful for investors’ understanding of Markforged’s business at this time. The Company’s view is based on its review of the key business drivers considered by Markforged’s management to evaluate its business, measure its performance, identify trends affecting its business, formulate financial projections and make strategic decisions, as well as its review of similar disclosures made by peer issuers in their own filings.

Further, the Company advises the Staff that the use of additive manufacturing by many of Markforged’s target industries is still in the very early stages of adoption, and both Markforged and its customers are continuing to develop new and innovative ways to overcome the limitations of traditional manufacturing and expand the utilization of additive manufacturing solutions. As a result, while Markforged carefully monitors metrics related to customer acquisition, retention and expansion, these metrics are not focused on by Markforged’s management on a regular basis in evaluating its current business performance or predicting future business performance.

In addition, as described above, Markforged’s management believes individual customer count does not provide a meaningful key performance indicator for investors to understand its business as a whole and could be misleading to investors since there is significant variation in revenue per customer. Some customers purchase one printer, while others purchase numerous printers and may do so on a recurring basis. Accordingly, the gain, renewal or retention of one customer does not necessarily have the same impact as that of another customer, and the number of new customers added or lost is not necessarily indicative of the resulting change in revenue.

The Company respectfully submits to the Staff that, in future filings, as its business develops, Markforged expects to periodically review, and where appropriate, disclose, additional operating metrics or key performance indicators to the extent they would be material and meaningful to an investors’ understanding of Markforged’s business.

Results of Operations, page 222

13.	Staff’s comment: You disclose that your revenue decrease in 2020 was predominantly driven by a decrease in hardware revenue. Please revise to further explain the reasons for this decrease. Clarify whether the decrease in hardware revenue was primarily due to the sale of fewer products or whether it was due to a decrease in the price of your products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 230 of Amendment No. 1 to further explain the decrease and include a statement that the decrease in hardware revenue was primarily due to the sale of fewer products.

Stock-based compensation, page 226

14.	Staff’s comment: Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is supplementally providing the Staff with the requested information under cover of a separate letter.

Beneficial Ownership of Securities, page 243

15.	Staff’s comment: Please revise to disclose either here or in a separate table the beneficial ownership of Markforged prior to the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 250-254 of Amendment No 1.

Markforged, Inc.

Notes to Consolidated Financial Statements

Note 3. Revenue, page F-31

16.	Staff’s comment: You disclose that premium software subscriptions relate to certain cloud software solutions that will be sold separately from its standard cloud-based software platform offering that is fully integrated with your hardware. Please tell us whether your standard cloud-based software platform is considered to be distinct and how these revenues are recognized.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in contracts with Markforged’s customers that include the sale of a printer, Markforged provides access to its software platform which it hosts in the cloud (not the transfer of a license of the software itself). Markforged’s customers primarily use the software platform to schedule advanced part slicing and printing and access their own part repository, but all of these features are available for download into its customers’ own environment at any time. The software platform primarily benefits Markforged as the software platform captures data from each customer print job and relays it back to the Markforged Research & Development (R&D) team. The data is then used in R&D efforts to further refine the hardware, eliminate bugs in the software, and develop value-add features that can be included and charged for in our premium software subscriptions.  The costs to host the cloud-based software platform are de minimis to Markforged. The hosting is deemed to be an administrative task consistent with ASC 606-10-25-17, which is an activity that does not provide a benefit to the customer beyond the intended use of operating the printer.

The software platform available at the time of the customer’s initial access provides substantially all the value of the software. The R&D team will continuously improve the overall software capabilities of Markforged’s printers, but major updates are reserved for and only included in premium software subscriptions that will be separately sold and monetized by Markforged.

Based on the administrative nature of the software platform, access to Markforged’s cloud-based software platform will not be further evaluated as a performance obligation. As a result, no transaction price is allocated to the standard cloud-based software platform.

Exhibits

17.	Staff’s comment: Please file your form of proxy with your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and in response has attached the form of proxy as Exhibit 99.1 of Amendment No. 1.

Securities and Exchange Commission

May 14, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6889 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Andrew Alin

Via-E-mail:

cc:	Troy Bennett Steckenrider III, Chief Financial Officer of one

Stephen Fraidin, Cadwalader, Wickersham & Taft LLP

Niral Shah, Cadwalader, Wickersham & Taft LLP

Kenneth J. Gordon, Goodwin Procter LLP

Michael J. Minahan, Goodwin Procter LLP

Michael R. Patrone, Goodwin Procter LLP